# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TripAdvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 02/17/2026
Amends the filing with accession number 0001193805-25-000968
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 5,799,775; shared voting power 0; sole dispositive power 5,799,775; shared dispositive power 0; aggregate amount beneficially owned 5,799,775 (5.1% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 805,253; shared voting power 0; sole dispositive power 805,253; shared dispositive power 0; aggregate amount beneficially owned 805,253 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,116,298; shared voting power 0; sole dispositive power 2,116,298; shared dispositive power 0; aggregate amount beneficially owned 2,116,298 (1.8% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TripAdvisor, Inc.
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,799,775 Shares beneficially owned by Starboard V&O Fund is approximately $77,882,193, excluding brokerage commissions. The aggregate purchase price of the 805,253 Shares beneficially owned by Starboard S LLC is approximately $10,827,844, excluding brokerage commissions. The aggregate purchase price of the 316,321 Shares beneficially owned by Starboard L Master is approximately $4,222,720, excluding brokerage commissions. The aggregate purchase price of the 2,116,298 Shares beneficially owned by Starboard X Master is approximately $28,348,980, excluding brokerage commissions. The aggregate purchase price of the 1,737,349 Shares held in the Starboard Value LP Account is approximately $23,786,443, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 17, 2026, Starboard Value LP (together with its affiliates, "Starboard") delivered a letter to the Issuer, which, among other things, details Starboard's disappointment with the Issuer's prolonged underperformance and the Issuer's Board of Directors' (the "Board") inaction in light of rapid innovation and change within its industry. While Starboard believes the Issuer has the opportunity to take advantage of significant value creation opportunities, Starboard highlights in the letter the failure of the Board to take decisive actions to execute on such opportunities, as well as the risk that the Issuer will squander its position. Starboard believes a reconstituted Board is required to instill a sense of urgency, which is necessary for the Issuer to compete in an increasingly competitive environment, and to objectively assess all value creation opportunities available to the Issuer, including a potential sale of the Issuer, in one or multiple transactions. Accordingly, Starboard announced its intention to nominate a majority slate of highly qualified director candidates for election to the Board at the Issuer's 2026 annual meeting of stockholders. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on February 17, 2026. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Letter to the Issuer's Chairman, CEO and Board, dated February 17, 2026.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (02/17/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (02/17/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (02/17/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (02/17/2026)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (02/17/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (02/17/2026)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (02/17/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (02/17/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (02/17/2026)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (02/17/2026)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (02/17/2026)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (02/17/2026)